Exhibit a(1)

Dear Stockholder:

I am writing to you on behalf of the board of directors (“Board”) of Entertainment Gaming Asia Inc. (“Company”).

As you may be aware by now, EGT Nevada Holding Inc. (“Offeror”), a Nevada corporation and a wholly-owned subsidiary of Melco International Development Limited (“Melco”), a Hong Kong listed company, has made a tender offer (“Offer”) to you and your fellow stockholders to purchase your shares (“Shares”) of the $0.001 par value common stock of the Company at a price of $2.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. The Offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Melco and the Offeror with the Securities and Exchange Commission (“SEC”) on May 5, 2017. You either have recently received, or should be receiving shortly, the Schedule TO from the Offeror and Melco along with other offering materials.

The Company is required by the rules of the SEC to inform you of its position, if any, with respect to the Offer. To that end, and in accordance with the rules of the SEC, on May 19, 2017, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (“14D-9”) with the SEC in response to the Offer. The 14D-9 contains certain information about: (a) the Company; (b) the Offeror and Melco; (c) actual or potential conflicts of interest; and (d) additional information regarding the Offer. A copy of the 14D-9 is enclosed with this letter. The 14D-9 is also available on our web site at www.egt-group.investorroom.com under “Financials-SEC Filings” or at www.sec.gov.

For the reasons explained in the 14D-9, the Company’s Board has decided to remain neutral as to the Offer and is expressing no opinion as to whether you should accept or reject the Offer.

As more fully explained in the 14D-9, all of the members of the Board, with the exception of one director, are presently affiliated with Melco. Due to the significant overlap between our Board and the board of directors of Melco and its key subsidiaries, the Board believes that, with the exception of the one director, all of the members of the Board have an actual or potential conflict of interest in evaluating the Offer. The Company has not participated in, and takes no responsibility for, the Offer. The Board believes that each stockholder’s decision on whether or not to tender their Shares and, if so, how many Shares to tender, is a personal investment decision dependent upon each individual stockholder’s particular investment objectives and circumstances and their own consideration and evaluation of all of the Company’s publicly available information, including without limitation, the factors considered by the Board and described in Item 4. “The Solicitation or Recommendation” of the 14D-9.

You are urged to carefully read the 14D-9 and all of the materials sent to you by the Offeror, and to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) any other factors you determine are relevant to your decision. We also urge you to consult your financial advisor prior to making a decision whether to accept or reject the Offer.

Please note that any tendering of your Shares is voluntary and you are not required to respond to the Offeror if you do not plan on accepting the terms of the Offer. If you have already tendered your Shares to the Offeror, you still have the right to withdraw them by providing written notice to the Offeror prior to the expiration of the Offer. According to the Offeror’s offering materials, the Offer will expire at 5:00 P.M., New York City time, on June 6, 2017, unless the Offer is extended.

The Company does not in any way endorse the Offer or the Offeror’s related materials.

If you have any questions regarding the foregoing, please do not hesitate to contact our Investor Relations Department at (872) 802-4227.

Very truly yours,

Clarence (Yuk Man) Chung,
Chairman of the Board and Chief Executive Officer